Exhibits 5.2 and 23.2

October 28, 2009

Re:	GMX Resources Inc.

GMX Resources Inc.

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

Ladies and Gentlemen:

We have acted as counsel for the several Underwriters (as defined below) in connection with the registration statement on Form S-3 (File No. 333-150368) filed by GMX Resources Inc., an Oklahoma corporation (the “Company”), with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Underwriting Agreement dated October 22, 2009 (the “Underwriting Agreement”) between the Company and Credit Suisse Securities (USA) LLC, as representative of the several underwriters named therein (the “Underwriters”), under which the Underwriters have severally agreed to purchase from the Company $86,250,000 aggregate principal amount of its 4.50% Convertible Senior Notes Due 2015 (the “Securities”). The Securities include $11,250,000 aggregate principal amount to be purchased pursuant to the over-allotment option provided for by the Underwriting Agreement. The Securities are to be issued pursuant to the provisions of a base indenture dated as of October 28, 2009 (the “Base Indenture”) between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as supplemented by a supplemental indenture dated as of October 28, 2009 between the Company and the Trustee (the “Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), and are convertible on the terms set forth in the Indenture into cash, the Company’s shares of common stock, par value $0.001 per share (the “Underlying Securities”), or a combination thereof, at the Company’s election.

We, as counsel to the Underwriters, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, we are of the opinion that:

1.

Assuming the due authorization, execution and delivery by the Company, the Indenture is a valid and binding agreement of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and

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equitable principles of general applicability, provided that we express no opinion as to the (w) enforceability of any waiver of rights under any usury or stay law, (x) validity, legally binding effect or enforceability of Section 4.06 of the Supplemental Indenture or any related provision in the Securities that requires or relates to adjustments to the conversion rate in an amount that a court would determine in the circumstances under applicable law to be commercially unreasonable or a penalty or forfeiture and, (y) validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of stated principal amount upon acceleration of the Securities to the extent determined to constitute unearned interest and (z) validity, legally binding effect or enforceability of any provision of the Indenture or any related provision of the Securities that requires the payment of additional interest at a rate or in an amount that a court would determine in the circumstances under applicable law to be commercially unreasonable or a penalty.

2.	Assuming the due authorization of the Securities by the Company, the Securities, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters pursuant to the Underwriting Agreement, will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, and will be entitled to the benefits of the Indenture pursuant to which such Securities are to be issued, provided that we express no opinion as to the (w) enforceability of any waiver of rights under any usury or stay law, (x) validity, legally binding effect or enforceability of any provision in the Securities that requires or relates to adjustments to the conversion rate in an amount that a court would determine in the circumstances under applicable law to be commercially unreasonable or a penalty or forfeiture and, (y) validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of stated principal amount upon acceleration of the Securities to the extent determined to constitute unearned interest and (z) validity, legally binding effect or enforceability of any provision of the Securities that requires the payment of additional interest at a rate or in an amount that a court would determine in the circumstances under applicable law to be commercially unreasonable or a penalty.

In rendering the opinions in paragraphs (1) through (2) above, we have assumed that each party to the Indenture, the Underwriting Agreement and the Securities (the “Documents”) has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its organization. In addition, we have assumed that (i) the execution, delivery and performance by each party thereto of each Document to which it is a party, (a) are within its corporate powers, (b) do not contravene, or constitute a default under, the certificate of incorporation or bylaws or other constitutive documents of such party, (c) require no action by or in respect of, or filing with, any governmental body, agency or official and (d) do not contravene, or constitute a default under, any provision of applicable law or regulation or any judgment, injunction, order or decree or any agreement or other instrument binding upon such party, and (ii) each Document (other than the Underwriting Agreement) is a valid, binding and enforceable agreement of each party thereto (other than as expressly covered above in respect of the Company).

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We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York and the federal laws of the United States of America, except that we express no opinion as to any law, rule or regulation that is applicable to the Company, the Documents or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K filed by the Company on the date hereof and its incorporation by reference into the registration statement referred to above and further consent to the reference to our name under the caption “Legal Matters” in the prospectus, which is a part of the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other person (including any person acquiring Securities from the several Underwriters) or furnished to any other person without our prior written consent, except that Crowe & Dunlevy, a Professional Corporation, counsel to the Company, may rely upon this opinion in rendering its opinion as to the validity and binding effect of the Securities.

Very truly yours,

/s/ Davis Polk & Wardwell LLP